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                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)*

                      American Residential Services, Inc.
                                (Name of Issuer)

                         Common Stock, $.001 par value
                        (Title of Class of Securities)

                                  028911 10 5
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (Continued on following page(s))

CUSIP NO. 028911 10 5               13G                            PAGE 2 OF 5

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Equus II Incorporated
                    801-21468

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           N/A                                          (a) / /
                                                        (b) / /
 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

 NUMBER OF        5  SOLE VOTING POWER

  SHARES                    1,321,035

BENEFICIALLY      6  SHARED VOTING POWER

 OWNED BY                   0

  EACH            7  SOLE DISPOSITIVE POWER

 REPORTING                  1,321,035

  PERSON          8  SHARED DISPOSITIVE POWER

   WITH                     0

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,321,035

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  15.6%

12  TYPE OF REPORTING PERSON*

                   IV,CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 028911 10 5             SCHEDULE 13G                  PAGE 3 OF PAGE 5


ITEM 1(A). Name of Issuer

        This statement on Schedule 13G relates to beneficial ownership of shares of Common Stock, $.001 par value per share, of American Residential Services, Inc., a Delaware corporation (the "Issuer").

ITEM 1(B). Address of Issuer's Principal Executive Offices

        The address of the Issuer's principal executive offices is 5850 San Felipe, Suite 500, Houston, Texas 77057- 8003, and its telephone number at that address is (713) 706-6177.

ITEM 2(A). Name of Person Filing

        The name of the person filing this statement on Schedule 13G is Equus II Incorporated.

ITEM 2(B). Address of Principal Business Office

        The address of Equus II Incorporated's principal business office is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019, and its telephone number at that address is (713) 229-0900.

ITEM 2(C). Citizenship

        Equus II Incorporated is a corporation incorporated under the laws of the State of Delaware.

ITEM 2(D). Title of Class of Securities

        This statement on Schedule 13G relates to shares of Common Stock, $.001 par value per share ("Common Stock"), of the Issuer.

ITEM 2(E). CUSIP Number

        The CUSIP Number of the Issuer is 028911 10 5.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A: (a) |_| Broker or Dealer registered under
  Section 15 of the Act

  (b)   |_| Bank as defined in section 3(a)(6) of the Act

  (c)   |_| Insurance Company as defined in section 3(a)(19) of the act

  (d) |X| Investment Company registered under section 8 of the Investment Company Act

  (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

  (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

  (g) |_| Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: see Item 7)

                                Page 3 of Page 5

CUSIP NO. 028911 10 5             SCHEDULE 13G                  PAGE 4 OF PAGE 5

  (h)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP

        As of the last day of September 1996 (the first month in which Equus II Incorporated's beneficial ownership of shares of Common Stock exceeded ten percent of the Common Stock):

           (a) Equus II Incorporated beneficially owned 1,321,035 shares of Common Stock, of which Equus II Incorporated had the right to acquire 100,000 shares by virtue of a Warrant for the purchase of 100,000 shares of Common Stock which is currently exercisable by Equus II Incorporated;

           (b) Equus II Incorporated beneficially owns 15.6% of the Issuer's outstanding Common Stock, computed in the manner specified in SEC Rule 13d-3(d)(1); and

           (c) The number of shares of Common Stock as to which Equus II Incorporated has:

               (i)    sole power to vote or direct the vote, is 1,321,035;

               (ii)   shared power to vote or direct the vote, is zero;

               (iii) sole power to dispose of or to direct the disposition of, is 1,321,035;

               (iv) shared power to dispose or direct the disposition of, is zero.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        No response to Item 5 is required.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Pursuant to a bona fide pledge agreement between Equus II Incorporated, as pledgor, and NationsBank of Texas, N.A. (the "Bank"), as pledgee, not entered into with the purpose nor with the effect of changing or influencing the control of the Issuer nor in connection with any transaction having such purpose or effect, the shares of Common Stock as to which Equus II Incorporated files this statement on Schedule 13G (and the Warrant referred to in Item 4 above) are pledged to the Bank as security for indebtedness of Equus II Incorporated which existed prior to the acquisition by Equus II Incorporated of such shares (and such Warrant). Such pledge agreement, prior to default, does not grant the Bank (which is a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended), prior to default, the power to vote or to direct the vote of the pledged securities or the power to dispose or direct the disposition of the pledged securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        No response to Item 7 is required.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        No response to Item 8 is required.

                                Page 4 of Page 5

CUSIP NO. 028911 10 5             SCHEDULE 13G                  PAGE 5 OF PAGE 5

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        No response to Item 9 is required.

ITEM 10.       CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          OCTOBER ____, 1996
                                                 Date

                                     _______________________________
                                               Signature

                               Nolan Lehmann, President of Equus II Incorporated
                                               Name/Title

                                Page 5 of Page 5